Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES WEBCAST
OF ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – May 4, 2016

Precision Drilling Corporation ("Precision") will hold its Annual Meeting of Shareholders on Wednesday, May 11, 2016 at the Marriott Downtown Hotel, Kensington AB Room, 110 – 9th Avenue S.E. Calgary, Alberta commencing at 10:00 a.m. MT.

A live webcast of the Annual Meeting followed by a presentation by Kevin Neveu, Precision's President and Chief Executive Officer, will be accessible on Precision's website at www.precisiondrilling.com by selecting "Investor Relations", then "Webcasts & Presentations".  An archived recording of the conference call will also be available after the conclusion of the live event.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com